UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (the “Company”) is incorporating by reference the information set forth in this 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

On November 6, 2015, MakeMyTrip Limited (the “Company”) issued a press release announcing the response to “The Great India Getaway”, the Company’s largest travel sale and its largest app-only travel promotion. A copy of the press release dated November 6, 2015 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release, dated November 6, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: November 6, 2015

MAKEMYTRIP LIMITED

By:	/s/ Mohit Kabra
Name:	Mohit Kabra
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release, dated November 6, 2015.